May 23, 2025

JW Roth
Chief Executive Officer and Chairman
Venu Holding Corp
1755 Telstar Drive
Suite 501
Colorado Springs, CO 80920

        Re: Venu Holding Corp
            Offering Statement on Form 1-A
            Filed May 13, 2025
            File No. 024-12617
Dear JW Roth:

       This is to advise you that we do not intend to review your offering statement.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Nicholas Nalbantian at 202-551-7470 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Peter Waltz